As filed with the Securities and Exchange Commission on July 12, 2002
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

METRO-GOLDWYN-MAYER INC.
(Exact name of Registrant as specified in its charter)

DELAWARE	95-4605850
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

2500 Broadway Street
Santa Monica, California 90404
(310) 449-3000
(Address, including zip code, and telephone number, including area code, of Registrant’s Principal Executive Offices)

JAY RAKOW, ESQ.
Senior Executive Vice President and General Counsel
METRO-GOLDWYN-MAYER INC.
2500 Broadway Street, Santa Monica, California 90404, (310) 449-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

JANET S. MCCLOUD, ESQ.
Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
2121 Avenue of the Stars, 18th Floor, Los Angeles, CA 90067, (310) 553-3000

Approximate date of commencement of proposed sale to public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price (1)	Amount of Filing Fee

Common Stock, $0.01 par value	177,814 shares(2)	$10.95(2)	$1,947,064	$180(3)

(1)	Issuable upon exercise of outstanding options.
(2)	Estimated solely for purposes of calculating the registration fee on the basis of the average high and low sale price of the common stock on the New York Stock Exchange on July 11, 2002.
(3)	Calculated pursuant to Rule 457(o) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 12, 2002

METRO-GOLDWYN-MAYER INC.

177,814 Shares of
Common Stock

The 177,814 shares of our common stock included in this prospectus may be offered by the stockholder named under the heading “Selling Stockholder” on page 9. We will not receive any proceeds from the sale of shares by the selling stockholder.

We are a premier global entertainment content company, one of only seven major film and television studios worldwide. We develop, produce and distribute worldwide theatrical motion pictures and television programs. Our subsidiaries include Metro-Goldwyn-Mayer Studios Inc., United Artists Corporation and Orion Pictures Corporation. We acquired a 20% interest in four cable channels owned by Rainbow Media Holdings, Inc. for a cash purchase price of $825 million in April 2001.

Our common stock is currently traded on the New York Stock Exchange under the symbol “MGM.” The closing sale price for our common stock on July 11, 2002 on the New York Stock Exchange was $11.15 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July     , 2002.

You should rely only on the information or representations incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You may obtain copies of the registration statement, or any document which we have filed as an exhibit to the registration statement or to any other SEC filing, either from the SEC or from the secretary of the company as described below. The selling stockholder is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the dates printed on the front of each such document regardless of the time of delivery of this prospectus.

RISK FACTORS

Before you invest in our securities, you should be aware that there are various risks, including those described below. We urge you to carefully consider these risk factors, together with all of the other information included in this prospectus as well as the information incorporated by reference in this prospectus, before you decide to invest in our securities.

We have had significant losses, and we may have future losses.

We did not report an operating profit for any fiscal year from 1989 through 1999. Although we had an operating profit in 2000 and 2001, we reported a net loss in 2001 which included a $382.3 million charge related to the adoption of new industry accounting guidelines. We had an operating loss of approximately $66.4 million and a net loss of approximately $90.8 million in the first quarter of 2002. On June 19, 2002, we announced that we expect a net loss in the range of $0.46 to $0.48 per share in the second quarter of 2002. We reported a net loss of $0.26 per share for the second quarter of 2001. We expect to report a net loss for the full 2002 year in the range of $0.85 to $0.89 per share. We cannot assure you we will be profitable in future periods.

The accounting standards our financial statements are governed by have changed.

In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 139, which, effective for financial statements for fiscal years beginning after December 15, 2000, rescinds Statement of Financial Accounting Standards No. 53. The companies that were previously subject to the requirements of Statement of Financial Accounting Standards No. 53 shall now follow the guidance in American Institute of Certified Public Accountants Statement of Position 00-2, “Accounting by Producers or Distributors of Films,” issued in June 2000. Statement of Position 00-2 establishes new accounting and reporting standards for all producers and distributors that own or hold the rights to distribute or exploit films. Statement of Position 00-2 provides that the cumulative effect of changes in accounting principles caused by its adoption should be included in the determination of net income in conformity with Accounting Principles Board Opinion No. 20, “Accounting Changes.” We adopted Statement of Position 00-2 on January 1, 2001 and recorded a one-time, non-cash cumulative effect charge to earnings of $382.3 million, primarily to reduce the carrying value of our film and television costs. The new rules also require that advertising costs be expensed as incurred as opposed to the old rules which allowed advertising costs to generally be capitalized as part of film costs and amortized using the “individual film forecast” method. Due to the significant advertising costs incurred in the early stages of a film’s release, we anticipate that the new rules will significantly impact our results of operations for the foreseeable future. Additionally, under the prior accounting rules we classified additions to film costs as an investing activity in the Statement of Cash Flows. In accordance with Statement of Position 00-2, we now classify additions to film costs as an operating activity. For comparative purposes, we have reclassified prior period cash flow statements to conform with the new presentation.

We are adversely affected by gaps in our motion picture production schedule.

Our revenues and operating results have been and may continue to be adversely affected by the change in ownership of MGM Studios in 1996 and by management changes in 1999. Such changes may result in a degree of uncertainty among top artistic and creative talent about the viability of projects, which could result in projects first being offered to our competitors. Additionally, management changes have resulted in delays in commencement of production of motion pictures. We released nine motion pictures between August 1, 1996 and August 1, 1997, most of which were produced by others, ten motion pictures in 1999, eight motion pictures in 2000, 11 motion pictures in 2001 and eight motion pictures through June 2002.

We require outside financing to meet our anticipated cash requirements.

Our operations are capital intensive and our capacity to generate cash from operations is presently insufficient to meet our anticipated cash requirements. Accordingly, we utilize substantial sources of outside financing. Such financing may not be available in sufficient amounts for us to implement our business plan or may be available only on terms which are disadvantageous to our stockholders.

Under our current strategy and business plan, we will continue to require a substantial amount of cash for the following reasons:

•	We will continue to make substantial investments in the production of new feature films and television programs; and

•
We may make additional investments to develop new distribution channels to further exploit our motion picture library, including video-on-demand; however, we will evaluate the level of our investments in light of our available capital and changing market conditions.

If there are cash shortfalls, cash conserving measures may adversely affect our long-term prospects.

If necessary in order to manage our cash needs, we could delay or alter production or release schedules or reduce our aggregate investment in new film and television production costs. We cannot assure you that any of these steps would be adequate or timely, or that acceptable arrangements could be reached with third parties if necessary. In addition, although these steps would improve our short-term cash flow and, in the case of partnering, reduce our exposure should a motion picture perform below expectations, these steps could reduce our long-term cash flow and adversely affect our results of operations.

Our credit facility contains restrictive covenants.

Our credit facility, which was most recently amended in June 2002, contains various covenants limiting indebtedness, dividends and capital expenditures and requires maintenance of certain financial ratios. We cannot assure you that we will be able to comply with these or other covenants or conditions in the future, or that we will generate sufficient cash flow to repay our indebtedness. We further cannot assure you that, in the event the need arises, we will be able to obtain additional financing or to refinance our indebtedness on terms acceptable to us, or at all.

Our substantial leverage could adversely affect our financial health.

We are highly leveraged. Our substantial indebtedness could have important adverse consequences to you. For example, it could:

•
require us to dedicate a substantial portion of our cash flow to the repayment of our indebtedness, reducing the amount of cash flow available to fund film and television production and other operating expenses;

•	limit our ability to obtain additional financing, if necessary, for operating expenses;

•	place us at a disadvantage compared to competitors with less debt or greater financial resources;

•	limit our flexibility in planning for, or reacting to, downturns in our business, in our industry or in the economy in general; and

•	limit our ability to pursue strategic acquisitions and other business opportunities that may be in our best interests.

Our revenues and results of operations may fluctuate significantly.

Our revenues and results of operations are dependent significantly upon the commercial success of the motion pictures and television programming that we distribute, which cannot be predicted with certainty, as well as the timing of our releases. Accordingly, our revenues and results of operations may fluctuate significantly from period to period, and the results of any one period may not be indicative of the results for any future periods.

In addition, entertainment industry accounting practices may accentuate fluctuations in our operating results. In accordance with generally accepted accounting principles and industry practice, we amortize film and television programming costs using the “individual-film-forecast” method. Under this accounting method, we amortize film and television programming costs for each film or television program based on the following ratio:

Revenue earned by title in the current period

Estimated total revenues by title

We regularly review, and revise when necessary, our total revenue estimates on a title-by-title basis. This may result in a change in the rate of amortization and/or a write-down of the film or television asset to estimated fair value. Results of operations in future years depend upon our amortization of our film and television costs. Periodic adjustments in amortization rates may significantly affect these results. The likelihood of our reporting of losses is increased because the industry’s accounting method requires the immediate recognition of the entire loss where it is expected that a motion picture or television program will not recover our investment. In addition, as a result of adopting Statement of Position 00-2 on January 1, 2001, we are required to expense film advertising costs as incurred as opposed to our prior practice of capitalizing these costs and amortizing them as part of film costs. On the other hand, the profit of a successful motion picture or television program must be recognized over the entire revenue stream expected to be generated by the individual picture or television program.

We may have lower revenues as a result of our motion picture production strategy.

Based on our current business plan, our annual release slate may include proportionately fewer large budget “event” motion pictures than the current release slates of the other major studios. We also contemplate a stronger focus on pictures which will appeal to a younger demographic and a greater number of co-productions than our prior strategy. We cannot assure you that our strategic approach will enable us to produce commercially successful motion pictures. Additionally, our current motion picture strategy involves co-producing or co-financing a substantial portion of our motion pictures. These co-production arrangements could reduce our long-term cash flow from pictures which perform above expectations.

Due to the uncertainties inherent in the production of motion pictures, films may not be completed or released on schedule or on budget.

The production, completion and distribution of motion pictures are subject to a number of uncertainties, including delays and increased expenditures due to creative differences among key cast, other key creative personnel, disruptions caused by weather, cast or crew illness, or accidents or other events beyond our control. As such, the projected costs of an MGM-produced motion picture at the time it is set for production or acquired may increase significantly, and the date of completion may be substantially delayed due to the exigencies of production. Increased costs may make it less likely that such film will recoup its production costs, and delays in production may result in such film not being ready for release at the intended time and postponement to a potentially less favorable time, all of which could cause a decline in gross receipts for such film.

The costs of producing and marketing motion pictures may increase.

The production and marketing of theatrical motion pictures requires substantial capital. The costs of producing and marketing motion pictures have generally increased in recent years. According to the Motion Picture Association of America, the average direct negative cost (which includes all costs associated with creating a motion picture, including pre-production, production and post-production, but excluding capitalized overhead and interest, marketing and distribution costs) of a motion picture produced by one of the major studios has grown from $26.1 million in 1991 to $47.7 million in 2001, an increase of 83 percent, and the average domestic marketing cost per picture has grown from $12.06 million in 1991 to $31.01 million in 2001, an increase of 157 percent. These costs may continue to increase in the future, thereby increasing the costs of our motion pictures. Production costs and marketing costs are rising at a faster rate than increases in either domestic admissions to movie theaters or admission ticket prices, leaving us more dependent on other media, such as home video, television and foreign markets, and new media.

We could be adversely affected by strikes or other union job actions.

The motion picture and television programs produced by MGM Studios, and the other major U.S. studios, generally employ actors, writers and directors who are members of the Screen Actors Guild, Writers Guild of America and Directors Guild of America pursuant to industry-wide collective bargaining agreements. The collective bargaining agreement with WGA was successfully renegotiated and became effective beginning May 2, 2001, for a term of three years. Negotiations regarding the collective bargaining agreement with SAG were successfully completed on July 3, 2001, and the agreement was ratified as of July 1, 2001 for a term of three years. The DGA collective bargaining agreement was successfully renegotiated and has been ratified. It has a term of three years from July 1, 2002. Many productions also employ members of a number of other unions, including without limitation the International Alliance of Theatrical and Stage Employees and Teamsters. A strike by one or more of the unions who provide personnel essential to the production of motion pictures or television programs could delay or halt our ongoing production activities. Such a halt or delay, depending on the length of time involved, could cause delay or interruption in our release of new motion pictures and television programs and thereby could adversely affect our cash flow and revenues. Our revenues from motion pictures and television product in our library should not be affected and may partially offset the effects of a strike to the extent, if any, that television exhibitors buy more library product to compensate for interruption in their first-run programming.

We are limited in our ability to exploit our library.

Our rights to the titles in our library vary. In some cases we have only the right to distribute titles in certain media and territories for a limited term. Our rights in approximately 33 percent of our titles are limited in time. Our rights with respect to approximately six percent of our titles will expire over the next year and a half (i.e., through the end of 2003) and with respect to another approximately 23 percent over the seven years thereafter (from 2004 to 2011). While in the past we have generally been able to renew expiring rights on acceptable terms, we cannot assure you that we will continue to be able to do so in the future. In accordance with industry practice, for purposes of calculating the size of our library, we include any title in which we have any distribution rights.

Additionally, prior managements granted long-term domestic and major international television licenses covering a substantial portion of our library, in exchange for pre-paid fees. A cross-section of our library is subject to one or more of these licenses, including substantially all of the MGM/UA titles produced prior to 1990, which have been licensed in the U.S. and Europe, and approximately 51 percent (some are starting to expire) of the Orion and PolyGram titles, which have been licensed in one or more of France, Spain, Germany and the United Kingdom. Until these agreements expire and the rights revert to us, we expect contributions to earnings and cash flow from these markets to continue to be below those of our competitors for similar products. We cannot assure you that our sales or profitability will increase after these agreements expire.

We may not be able to realize the anticipated benefits of business combinations.

We believe that we should, through business combinations or other strategic alternatives, either grow into or become part of a larger, vertically integrated organization, in order to maximize the value of our assets. To that end, we have been regularly evaluating business combination opportunities and other strategic alternatives as opportunities arise, and intend to continue to do so. No agreements regarding a transaction of such nature have been reached and there can be no assurance that we will decide to enter into any such transaction. In addition, business combinations and other strategic alternatives involve numerous risks, including diversion of management’s attention away from our operating activities. We cannot assure you that we will not encounter unanticipated problems or liabilities with respect to any business combinations that have been or may be completed by us, nor can we assure you that the anticipated benefits of any such transactions will be achieved.

We face risks relating to the international distribution of our product.

Because we have historically derived approximately 40 percent of our revenues from non-U.S. sources, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

•	changes in laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and to withholding taxes;

•	differing degrees of protection for intellectual property;

•	the instability of foreign economies and governments; and

•	fluctuating foreign exchange rates.

Until October 31, 2000, we distributed our motion pictures in theatrical markets outside the U.S. and Canada through United International Pictures B.V., or “UIP,” a partnership among the company, Paramount Pictures Corporation and Universal Studios, Inc. Effective November 1, 2000, we withdrew from UIP and our international theatrical distribution is now conducted through Fox Filmed Entertainment. While our cost structure is lower, we cannot assure that we will realize the anticipated revenue enhancements of our withdrawal from UIP.

Piracy of motion pictures, including digital and Internet piracy, may decrease the gross receipts received from the exploitation of our films.

Motion picture piracy is extensive in many parts of the world, including South America, Asia (including Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. The Motion Picture Association, the American Motion Picture Marketing Association and the American Motion Picture Export Association monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, these various trade associations have enacted voluntary embargoes on motion picture exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing motion picture piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries that, in the opinion of the U.S. government, do not make appropriate efforts to prevent copyright infringements of U.S. produced motion pictures. There can be no assurance, however, that voluntary industry embargoes or U.S. government trade sanctions will be enacted. If enacted, such actions could impact the amount of revenue that we realize from the international exploitation of motion pictures depending upon the countries subject to such action and the duration and effectiveness of such action. If not enacted or if other measures are not taken, the motion picture industry (including MGM) may continue to lose an indeterminate amount of revenue as a result of motion picture piracy.

Additionally, as motion pictures begin to be distributed using emerging technologies such as the Internet and online services, digital piracy will reduce the ability to protect intellectual property rights in motion pictures. This is because digital formats currently do not contain mechanisms for tracking the source or ownership of digital content. As a result, users may be able to download and distribute unauthorized or “pirated” copies of copyrighted motion pictures over the Internet. As long as pirated content is available to download digitally, many consumers may choose to digitally download such pirated motion pictures rather than paying for legitimate motion pictures. Digital piracy of our films may adversely impact the gross receipts received from the exploitation of such films.

Production of first-run syndicated television programming may involve financial risks.

Our television products have historically been first-run syndicated television programming that is generally licensed based on a pilot episode that we finance. If an insufficient number of stations license the programming, our pilot costs will not be recouped. There is also financial exposure to us after the programming is licensed to the extent that advertising revenues and/or license fees we receive are not sufficient to cover production costs. In addition, we may have certain financial obligations to the producer of a first-run syndicated series if we cancel production prior to commencement of production for any broadcast season for which the series was licensed.

Risks relating to implementing our branded cable and satellite programming channels.

We may consider strategic opportunities to create branded cable and satellite programming channels. We cannot assure you that we will have the financing that may be necessary for such acquisitions or investments, that we will consummate any such transactions or that we will be able to realize any anticipated benefits from any such transactions.

We cannot predict the effect that rapid technological change or alternative forms of entertainment may have on MGM or the motion picture industry.

The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to this rapid growth of technology and shifting consumer tastes, we cannot accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of feature-length motion pictures and television programming. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. While we have benefited from the rapid growth in the DVD market, we cannot give assurance that such growth and penetration rate will continue.

The motion picture industry is highly competitive and at times may create an oversupply of motion pictures in the market.

Despite a general increase in market use, the number of motion pictures released by competitors, particularly the major U.S. motion picture studios, may create an oversupply of product in the market, and may reduce our share of gross box office receipts and make it more difficult for our films to succeed. Oversupply may become most pronounced during peak release times, such as school holidays and national holidays, when theater attendance is expected to be highest. An oversupply of competing motion pictures may cause us to lose market share. Moreover, we cannot guarantee that we will be able to release all of our films during peak release times as scheduled and, therefore, may miss potentially higher gross box-office receipts.

This oversupply problem is compounded since the supply of motion picture screens is limited. Currently, a substantial majority of the motion picture screens in the U.S. typically are committed at any one time to only ten to 15 films distributed nationally by major studio distributors. However, as a result of recent changes in the theater-owner industry, including consolidations and bankruptcies, the amount of available motion picture screens may decrease, thus reducing the number of films that may be distributed nationally at any one time. For example, 12 theater companies have recently filed for bankruptcy protection. If the number of motion pictures screens decreases, gross receipts may also decrease.

Some of our competitors have greater financial resources than we do.

Most of the other major studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both a means of distributing their products and stable sources of earnings and cash flows that offset fluctuations in the financial performance of their motion picture and television operations.

The Tracinda Group owns a majority of our common stock and has the power to elect our board of directors and influence our affairs.

Tracinda Corporation and one of its affiliates, which we refer to collectively as the Tracinda Group, beneficially own 194,307,644 shares, approximately 77.2 percent of our outstanding common stock. In the aggregate, the Tracinda Group and our directors and executive officers beneficially own approximately 77.7 percent of our outstanding common stock. Our common stock does not have cumulative voting rights and, since we anticipate that the Tracinda Group will continue to own greater than 50 percent of our outstanding common stock for the foreseeable future, it will have the ability to elect our entire board of directors and determine the outcome of other matters submitted to our stockholders, such as the approval of significant transactions, and otherwise to influence our affairs.

Our common stock has a relatively small public “float.”

Of the 251,768,666 shares of our common stock outstanding as of June 10, 2002, approximately 56,205,623 shares are owned by persons other than the Tracinda Group and our executive officers and directors. Without a significantly larger public float, our common stock will be less liquid than the common stock of companies with broader public ownership and, as a result, the trading prices for our common stock may be more volatile. Among other things, trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger.

Future sales of shares of our common stock could decrease its market price.

We will have approximately 251,946,480 shares of our common stock outstanding after giving effect to this offering, of which approximately 195,563,043 will be “restricted” securities under Rule 144 of the Securities Act and/or held by directors, officers or holders of ten percent or more of our outstanding common stock. We have also granted, as of June 10, 2002, options to purchase a total of 30,164,629 shares of our common stock. Furthermore, we have granted to Tracinda, and certain other holders of our common stock or outstanding options, registration rights with respect to the shares they own or that we may issue to them. Possible or actual sales of any of these shares, particularly by our directors and officers, under Rule 144 or otherwise, may in the future decrease the price of shares of our common stock.

USE OF PROCEEDS

The shares of common stock being offered are solely for the account of the selling stockholder. We will not receive any proceeds from the sale of the common stock. However, to the extent the selling stockholder exercises stock options, we will receive proceeds from the exercise of such options.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Price Range of Common Stock

The common stock is listed on the NYSE and trades under the symbol “MGM.” The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the NYSE. The last reported sales price of the common stock on the NYSE on July 11, 2002 was $11.15 per share.

	High	Low
2000
First Quarter	$28.06	$21.69
Second Quarter	30.38	23.94
Third Quarter	26.50	22.00
Fourth Quarter	22.81	14.94
2001
First Quarter	$21.77	$15.35
Second Quarter	22.93	15.76
Third Quarter	22.47	13.86
Fourth Quarter	21.90	15.81
2002
First Quarter	$22.27	$16.02
Second Quarter	16.58	11.70
Third Quarter (through July 11)	12.17	10.89

Dividend Policy

We have not paid any dividends to date on our common stock and currently intend to retain any earnings to fund the operation and expansion of our business and to service and repay our debt. Therefore, we do not intend to pay cash dividends on our common stock for the foreseeable future. Furthermore, as a holding company with no independent operations, our ability to pay dividends will depend upon the receipt of dividends or other payments from our subsidiaries. In addition, our primary credit facility contains financial covenants that restrict our ability to pay dividends. Subject to the foregoing, our board of directors has the sole discretion to pay cash dividends.

SELLING STOCKHOLDER

On October 10, 1996, as consideration for services provided in our acquisition of Metro-Goldwyn-Mayer Studios Inc., we entered into a stock option agreement which was subsequently amended and restated with Celsus Financial Corp., of which Michael Gleason, one of our directors, is president and sole director. Pursuant to the amended and restated agreement and subsequent anti-dilution adjustments pursuant to the agreement, Celsus holds a presently exercisable option to purchase 177,814 shares of our common stock at an exercise price of $5.63 per share, which option expires on October 10, 2002. Celsus has informed us that it desires to exercise the option and has requested that we register the resale of such shares in the open market. The following table provides information regarding the shares of our common stock beneficially owned by Mr. Gleason as of June 10, 2002, the number of shares which may be sold by Celsus and the number of shares which will be beneficially owned by Mr. Gleason after the contemplated sale.

Name of selling stockholder	Number of shares beneficially owned prior to offering		Number of shares which may be offered(2)		Beneficial ownership after offering		Percentage ownership after offering(3)
Michael Gleason	292,814	(1)(2)	177,814	(2)	115,000	(1)	.0456%

(1)	Includes 115,000 shares underlying options held by Mr. Gleason that are vested or will become vested within 60 days.

(2)	Includes 177,814 shares underlying vested options held by Celsus Financial Corp. of which Mr. Gleason is president and sole director.
(3)	Based upon 251,946,480 shares of common stock outstanding after giving effect to the offering.

PLAN OF DISTRIBUTION

We are registering 177,814 shares of common stock on behalf of the selling stockholder. We have agreed to maintain the effectiveness of this registration statement until such time as all of the shares have been sold. The selling stockholder may sell the shares of common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at negotiated prices or at fixed prices and may pay a finder’s fee in connection with any such sale. The selling stockholder may offer his shares in any manner permitted by law, including to or through underwriters, brokers, dealers or agents and directly to one or more purchasers as well as one or more of the following types of transactions:

•	on the New York Stock Exchange;

•
through the facilities of any national securities exchange or U.S. automated inter-dealer quotation system of a registered national securities association on which any of the shares of common stock are then listed, admitted to unlisted trading privileges or included for quotation; and

•	through negotiated transactions, block transactions, special offerings, exchange distributions and/or secondary distributions, in settlement of short sales of common stock; or

•	through a combination of such methods of sale.

The selling stockholder also may sell all or a portion of the shares covered by this prospectus in open market transactions in reliance on Rule 144 under the Securities Act, provided that the selling stockholder meets the criteria and conforms to the requirements of such rule.

The selling stockholder may from time to time pledge the common stock owned by him to secure margin or other loans made to the selling stockholder. Thus, the person or entity receiving the pledge of any of the shares of common stock may sell them, in a foreclosure sale or otherwise, in the same manner as described above for the selling stockholder.

We have not been advised of any selling arrangement at the date of this prospectus between the selling stockholder and any broker-dealer or agent. MGM will not receive any of the proceeds from the sale of the shares by the selling stockholder. However, to the extent the selling stockholder exercises options, we will receive proceeds from the exercise of the options.

Brokers and dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of the shares for whom such brokers or dealers may act as agent or to whom they may sell as principal, or both. The selling stockholder and any dealer acting in connection with the offering or any broker executing a sell order on behalf of the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by a selling stockholder and any commissions or discounts received by any the broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, the broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or though the broker or dealer. In the event the selling stockholder engages an underwriter in connection with the sale of the shares, to the extent required, a prospectus supplement will be distributed, which will set forth the number of shares being offered and the terms of the offering, including the name of the underwriter, any discounts, commissions or concessions allowed or reallowed or paid by underwriters to dealers.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Jay Rakow, Senior Executive Vice President and General Counsel of the company.

EXPERTS

The audited consolidated financial statements and schedules incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, as amended, have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports. In May 2002, the audit partner and manager primarily responsible for the audited financial statements incorporated by reference in this prospectus, as well as other personnel of Arthur Andersen LLP’s Los Angeles, California office, left Arthur Andersen LLP. On June 17, 2002, we filed a Current Report on Form 8-K indicating that we had terminated Arthur Andersen LLP as our auditors and engaged a new auditing firm. We have been advised that the Securities and Exchange Commission will not allow Arthur Andersen LLP to consent to the inclusion of their audit report in a prospectus if the audit partner and manager responsible for the audit are no longer with Arthur Andersen LLP. Accordingly, Arthur Andersen LLP has not consented to the inclusion of their report in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of their reports in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP incorporated by reference in this prospectus or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC, in accordance with the Securities Exchange Act of 1934. You may read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at: http://www.sec.gov.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring to our filed SEC documents. The information incorporated by reference is considered to be part of this prospectus. Information we file with the SEC after the date of this document will update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

(1)  Our Annual Report on Form 10-K for the year ended December 31, 2001, as amended;

(2)  Our Quarterly Report on Form 10-Q for the period ended March 31, 2002;

(3)  Our Current Reports on Form 8-K dated February 15, 2002, February 26, 2002, March 13, 2002, March 14, 2002, June 12, 2002, June 17, 2002 and June 19, 2002; and

(4)  The description of capital stock contained in Item 1 of our Registration Statement on Form 8-A, filed with the SEC on October 14, 1997, as amended.

We have also filed a Registration Statement on Form S-3 with the SEC for the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. You should read the registration statement for further information about our common stock and us. The registration statement can be found in the SEC’s public reference room or on the SEC’s website referred to above, and you may request a copy of any of these filings, at no cost, by writing or calling William A. Jones, Senior Executive Vice President and Secretary of the company, at:

Metro-Goldwyn-Mayer Inc.
2500 Broadway Street
Santa Monica, California 90404
(310) 449-3000

You can find additional information by visiting our website at: http://www.mgm.com.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Forward-looking statements typically can be identified by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “intend,” “forecast” and the like. These statements appear in a number of places in this prospectus and the information incorporated by reference and include statements regarding our current intentions, plans, strategies, beliefs and expectations.

Forward-looking statements do not guarantee future performance and involve risks and uncertainties that could cause actual results to differ materially from those anticipated. The information contained in this prospectus, including the information contained in “Risk Factors” beginning on page 2, or incorporated by reference, identifies important factors that could cause such differences.

METRO-GOLDWYN-MAYER INC.

177,814 Shares of Common Stock

PART II

Information Not Required In Prospectus

Item 14.    Other Expenses of Issuance and Distribution.

The estimated expenses in connection with the issuance and distribution of the securities being registered hereby are as follows:

Amount
SEC Registration Fee	$180
Printing Expenses	250
Legal Fees and Expenses	8,500
Transfer Agent and Registrar Fees	25
Accounting Fees and Expenses	3,000
Miscellaneous Expenses	45

TOTAL	$12,000

Item 15.    Indemnification of Officers and Directors.

As permitted by applicable provisions of the Delaware General Corporation Law (the “DGCL”), our Certificate of Incorporation contains a provision eliminating, to the fullest extent permitted by the DGCL as it exists or may in the future be amended, the liability of a director to MGM and our stockholders for monetary damages for breaches of fiduciary duty as a director. However, in accordance with the DGCL, such provision does not limit the liability of a director for (i) any breach of the director’s duty of loyalty to the company or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of dividends, stock purchases or redemptions that violate the DGCL or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our Certificate of Incorporation and Bylaws also provide that, to the fullest extent permitted by the DGCL as it exists or may in the future be amended, MGM will indemnify each of its officers and directors (or their estates, if applicable), and may indemnify any of its employees or agents (or their estates, if applicable), who is or was a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, by reason of the fact that such person is or was an officer, director, employee or agent of MGM or is or was serving at MGM’s request as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. We will so indemnify such officer or director, and may so indemnify such employee or agent (if indemnification is authorized by the Board of Directors), in the case of such actions (whether or not by or in the right of the MGM) if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding other than by or in the right of the MGM, had no reasonable cause to believe such person’s conduct was unlawful. With respect to indemnification other than by or in the right of the MGM, the termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendre or its equivalent, will not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that such person’s conduct was unlawful. No indemnification will be made in connection with actions by or in the right of MGM in respect of any claim, issue or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to MGM unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court deems proper. In addition, to the fullest extent permitted by the DGCL, we may advance expenses (including attorneys’ fees), judgments, fines incurred by and amount paid in settlement prior to the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on the behalf of such director, officer, employee or agent to repay such amounts if it shall ultimately be determined that he or she is not entitled to be indemnified as authorized in accordance with the DGCL and our Certificate of Incorporation. Our Certificate of Incorporation and Bylaws also state that such indemnification is not exclusive of any other rights of the indemnified party, including rights under any indemnification agreements or otherwise.

We currently maintain insurance on behalf of our officers and directors against any liability which may be asserted against any such officer or director in his or her capacity as such, subject to certain customary exclusions. The amount of such insurance coverage is deemed by our board of directors to be adequate to cover any such liability.

We have entered into indemnification agreements with our directors, our executive officers and certain other officers providing for indemnification by MGM, including in circumstances in which indemnification is otherwise discretionary under Delaware law. These agreements constitute binding agreements between us and each of the other parties thereto, thus preventing us from modifying our indemnification policy in a way that is adverse to any person who is a party to such an agreement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling MGM pursuant to the foregoing provisions, we have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.    Exhibits.

See Exhibit Index attached hereto on page II-6 and incorporated herein by reference.

Item 17.    Undertakings.

(a)  The undersigned registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)  The undersigned registrant hereby undertakes, that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report on Form 10-K pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d)  Insofar as indemnification for liabilities arising out of the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense in any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(e)  The undersigned registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(3)  That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this registration statement on Form S-3 to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on July 8, 2002.

METRO-GOLDWYN-MAYER INC.

By:	/S/ WILLIAM A. JONES
William A. Jones Senior Executive Vice President and Secretary

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints William A. Jones, Daniel J. Taylor and Jay Rakow their true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and any additional registration statements pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitution or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/S/ ALEX YEMENIDJIAN Alex Yemenidjian	Chairman of the Board of Directors, Chief Executive Officer and Director	July 8, 2002

/S/ CHRISTOPHER J. MCGURK Christopher J. McGurk	Vice Chairman, Chief Operating Officer and Director	July 8, 2002

/S/ DANIEL J. TAYLOR Daniel J. Taylor	Senior Executive Vice President and Chief Financial Officer	July 8, 2002

/S/ JAMES ALJIAN James Aljian	Director	July 8, 2002

/S/ FRANCIS FORD COPPOLA Francis Ford Coppola	Director	July 8, 2002

/S/ WILLIE D. DAVIS Willie D. Davis	Director	July 8, 2002

Name	Title	Date

/S/ MICHAEL R. GLEASON Michael R. Gleason	Director	July 8, 2002

/S/ ALEXANDER M. HAIG, JR. Alexander M. Haig, Jr.	Director	July 8, 2002

/S/ KIRK KERKORIAN Kirk Kerkorian	Director	July 8, 2002

/S/ FRANK G. MANCUSO Frank G. Mancuso	Director	July 8, 2002

/S/ PRISCILLA PRESLEY Priscilla Presley	Director	July 8, 2002

/S/ HENRY D. WINTERSTERN Henry D. Winterstern	Director	July 8, 2002

/S/ JEROME B. YORK Jerome B. York	Director	July 8, 2002

EXHIBIT INDEX

Exhibit No.	Description
5	Opinion of Jay Rakow, Esq., Senior Executive Vice President and General Counsel of the Company.

23.1	Consent of Jay Rakow, Esq., Senior Executive Vice President and General Counsel (set forth as part of Exhibit 5).

24	Power of attorney (see page II-4).